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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

CKX, INC.
(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
12562M106
(CUSIP Number)
Robert F.X. Sillerman
c/o CKX, Inc.
650 Madison Avenue, 16th Floor
New York, New York 10022
Tel. No.: (212) 838-3100

with a copy to:
Howard J. Tytel
CKX, Inc.
650 Madison Avenue, 16th Floor
New York, New York 10022
Tel. No.: (212) 838-3100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12562M106	Page	2	of	13

1	NAMES OF REPORTING PERSONS ROBERT F.X. SILLERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		26,816,269(1) (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,556,392(2) (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,816,269(1) (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

3,556,392(2) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,372,661(1)(3)(4)(5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2% OF COMMON STOCK(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 3,339,350 shares of common stock, $0.01 par value per share (“Common Stock”), of the Company (defined in the Introductory Note below) which Mr. Sillerman has agreed to deliver to the Company within 30 days of November 1, 2008, the termination date of the Merger Agreement (defined in Item 4 below) in partial payment of the termination fee contained in the Merger Agreement.
(2) Includes (i) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman’s spouse and (ii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants. No longer includes 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of the Company that were subject to an option agreement (the “Option Agreement”), incorporated herein by reference and attached hereto as Exhibit 21, entered into on June 1, 2007 by Parent (defined in the Introductory Note below) and The Promenade Trust (“Promenade”), the sole beneficiary of which is Lisa Marie Presley. Promenade is the holder of all of the outstanding shares of the Company’s Series B Convertible Preferred Stock. The Option Agreement was entered into in connection with the execution of the Merger Agreement. Subsequently, the Merger Agreement was terminated, and the Option Agreement has also terminated. The Parent and Messrs. Sillerman and Fuller are continuing to negotiate with Promenade to enter into a similar agreement as the Option Agreement in connection with their pursuit of an alternate transaction for the acquisition of the Company.
(3) Includes (i) 26,816,269 shares of Common Stock owned of record by Mr. Sillerman, (ii) 1,000,000 shares of Common Stock owned of record by Laura Sillerman and (iii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants.
(4) Mr. Sillerman resigned as a director of the Tomorrow Foundation on July 15, 2008. Accordingly, any shares of Common Stock beneficially owned by the Tomorrow Foundation from and after such date are no longer referenced herein.
(5) Based on 97,443,180 shares of Common Stock of the Company outstanding on August 7, 2008 as reported in the Company’s Form 10-Q for the period ended June 30, 2008.

CUSIP No.	12562M106	Page	3	of	13

1	NAMES OF REPORTING PERSONS SILLERMAN CAPITAL HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,556,392 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,556,392 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,556,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6% OF COMMON STOCK(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 97,443,180 shares of Common Stock of the Company outstanding on August 7, 2008 as reported in the Company’s Form 10-Q for the period ended June 30, 2008.

CUSIP No.	12562M106	Page	4	of	13

1	NAMES OF REPORTING PERSONS SIMON FULLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM

	7	SOLE VOTING POWER

NUMBER OF		1,707,315 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,707,315 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,707,315(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8% OF COMMON STOCK(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) No longer includes 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of the Company that were subject to the Option Agreement. The Option Agreement was entered into in connection with the execution of the Merger Agreement. Subsequently, the Merger Agreement was terminated, and the Option Agreement has also terminated. The Parent and Messrs. Sillerman and Fuller are continuing to negotiate with Promenade to enter into a similar agreement as the Option Agreement in connection with their pursuit of an alternate transaction for the acquisition of the Company.
(2) Based on 97,443,180 shares of Common Stock of the Company outstanding on August 7, 2008 as reported in the Company’s Form 10-Q for the period ended June 30, 2008.

CUSIP No.	12562M106	Page	5	of	13

1	NAMES OF REPORTING PERSONS 19X, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Does not include the contributions of stock by Messrs. Sillerman and Fuller to 19X, Inc. pursuant to an agreement (the “Sillerman-Fuller Agreement”) among Messrs. Sillerman and Fuller and Parent, incorporated herein by reference and attached hereto as Exhibit 22, pursuant to which certain arrangements between Messrs. Sillerman and Fuller and Parent were set forth, such contributions of which were to be contributable immediately prior to the effective time of the Merger, defined below. No longer includes 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of the Company that were subject to the Option Agreement. The Option Agreement was entered into in connection with the execution of the Merger Agreement. Subsequently, the Merger Agreement was terminated, and the Option Agreement has also terminated. The Parent and Messrs. Sillerman and Fuller are continuing to negotiate with Promenade to enter into a similar agreement as the Option Agreement in connection with their pursuit of an alternate transaction for the acquisition of the Company.

CUSIP No. 12562M106	Page 6 of 13
SCHEDULE 13D/A
Introductory Note
This Amendment No. 7 (this “Statement”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by RFX Acquisition LLC, a Delaware limited liability company (“RFX”), and Robert F.X. Sillerman (“Sillerman”) on December 23, 2004 with respect to the common stock, par value $.01 per share (“Common Stock”), of CKX, Inc. (the “Company,” “CKX” or “Issuer”) (the initial Schedule 13D is herein referred to as the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed with the SEC by RFX, Sillerman, Sillerman Commercial Holdings Partnership L.P. (the “Partnership”), Howard J. Tytel, Mitchell J. Slater and Thomas P. Benson on February 11, 2005 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC by Sillerman and the Partnership on January 4, 2006 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC by Sillerman, the Partnership, Sillerman Capital Holdings, L.P. (“Capital Holdings”) and Simon Fuller (“Fuller”) on June 5, 2007 (“Amendment No. 3”), Amendment No. 4 to the Original 13D filed with the SEC by Sillerman, the Partnership, Capital Holdings, Fuller, 19X, Inc., a Delaware corporation (the “Parent”), and the Tomorrow Foundation, a New York not for profit corporation (“Tomorrow”) on July 23, 2007 (“Amendment No. 4”), Amendment No. 5 to the Original 13D filed with the SEC by Sillerman, the Partnership, Capital Holdings, Fuller, Parent and Tomorrow on November 20, 2007 (“Amendment No. 5”) and Amendment No. 6 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller, Parent and Tomorrow on May 30, 2008 (“Amendment No. 6”). Sillerman, Capital Holdings, Fuller and Parent are collectively herein referred to as the “Reporting Persons”. The Reporting Persons are jointly filing this Statement. Unless specifically amended hereby, the disclosures set forth in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No.6 shall remain unchanged.
The information contained in this Statement is not an offer to sell any Company securities and the Company is not soliciting an offer to buy any Company securities. Any such Company securities offered will not be registered under the Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
ITEM 4. PURPOSE OF THE TRANSACTION
Item 4 of Amendment No. 6 is hereby amended and supplemented with the following disclosure:
The Company, the Parent and 19X Acquisition Corp. (“Merger Sub”) previously entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 1, 2007, as amended August 1, 2007, September 27, 2007, January 23, 2008 and May 27, 2008. Under the terms of the Merger Agreement, the Parent agreed to acquire the Company at a price of $12.00 per Common Share in cash. The Merger Agreement provided that in the event the merger had not been consummated by October 31, 2008, the Merger Agreement may be terminated by either the Company or the Parent.
On November 1, 2008, the Parent delivered a letter (the “Termination Letter”) to the board of directors of the Company terminating the Merger Agreement. In terminating the Merger Agreement, the Parent cited the extraordinary national and global economic conditions that made it impossible to consummate the transaction. Pursuant to the terms of the Merger Agreement, the Parent is required to pay a termination fee of $37,500,000. The Parent has notified the Company that, as permitted under the Merger Agreement, it has elected to pay $37,000,000 of the termination fee by delivery of 3,339,350 shares of Common Stock, at the assumed valuation provided for in the Merger Agreement of $11.08 per share, with the remainder of the termination fee ($500,000) to be paid in cash. The Parent has further confirmed that the termination fee will be paid in full within thirty (30) days of the termination date.
Under the terms of the Merger Agreement, the Parent had agreed to acquire the Company at a price of $12.00 per share in cash. The Parent is a private company owned and controlled by Sillerman, the Chairman and CEO of the Company, and Fuller, a director of the Company and the CEO of 19 Entertainment Ltd, a wholly-owned subsidiary of the Company.
The Parent’s Termination Letter also indicated that the Parent and Messrs. Sillerman and Fuller intend to continue to pursue an alternate transaction for the acquisition of the Company.
On June 1, 2007, the Parent entered into an agreement with Promenade for an option to buy 1,491,817 shares of Series B Convertible Preferred Stock, par value $0.01, of the Company, currently owned by Promenade. The Option Agreement was entered into in connection with the execution of the Merger Agreement. Subsequently, the Merger Agreement was terminated, and the Option Agreement has also terminated. The Parent and Messrs. Sillerman and Fuller are continuing to negotiate with Promenade to enter into a similar agreement as the Option Agreement in connection with their pursuit of an alternate transaction for the acquisition of the Company.

CUSIP No. 12562M106	Page 7 of 13
The foregoing summaries of the termination of the Merger Agreement, the Termination Letter and the Option Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the other amendments thereto and the Termination Letter and the Option Agreement, which are attached as exhibits hereto and are incorporated in this Item 4 by reference.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of Amendment No. 6 is hereby amended and restated in its entirety as follows:
Sillerman
(a) Sillerman beneficially owns (i) directly 26,816,269 shares of Common Stock and (ii) indirectly 3,556,392 shares of Common Stock (consisting of (A) 2,556,392 shares of Common Stock owned of record by Capital Holdings, a limited partnership owned by Sillerman and a trust for the benefit of Sillerman’s descendants and (B) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman’s spouse), which in the aggregate represents approximately 31.2% of the Common Stock of the Company based on 97,443,180 shares of Common Stock of CKX, Inc. outstanding on August 7, 2008. The shares of Common Stock beneficially owned by Sillerman include 3,339,350 shares of Common Stock which Sillerman has agreed to deliver to the Company within 30 days of November 1, 2008, the termination of the Merger Agreement, in partial payment of the termination fee contained in the Merger Agreement, but no longer include 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of the Company that were subject to the Option Agreement with Promenade. The Option Agreement provided the Parent and Messrs. Sillerman and Fuller with an option to buy 1,491,817 shares of Series B Convertible Preferred Stock of the Company. The Option Agreement was entered into in connection with the execution of the Merger Agreement. Subsequently, the Merger Agreement was terminated, and the Option Agreement has also terminated. The Parent and Messrs. Sillerman and Fuller are continuing to negotiate with Promenade to enter into a similar agreement as the Option Agreement in connection with their pursuit of an alternate transaction for the acquisition of the Company.
(b) Sillerman has sole voting power and sole dispositive power with respect to 26,816,269 shares of Common Stock and has shared voting power and shared dispositive power with respect to 3,556,392 shares of Common Stock (consisting of (A) 2,556,392 shares of Common Stock owned of record by Capital Holdings, a limited partnership controlled by Sillerman and a trust for the benefit of Sillerman’s descendants; and (B) 1,000,0000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse). The shares of Common Stock beneficially owned by Sillerman include 3,339,350 shares of Common Stock which Sillerman has agreed to deliver to the Company within 30 days of November 1, 2008, the termination of the Merger Agreement, in partial payment of the termination fee contained in the Merger Agreement, but no longer include 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of the Company that were subject to the Option Agreement with Promenade. The Option Agreement provided the Parent and Messrs. Sillerman and Fuller with an option to buy 1,491,817 shares of Series B Convertible Preferred Stock of the Company. The Option Agreement was entered into in connection with the execution of the Merger Agreement. Subsequently, the Merger Agreement was terminated, and the Option Agreement has also terminated. The Parent and Messrs. Sillerman and Fuller are continuing to negotiate with Promenade to enter into a similar agreement as the Option Agreement in connection with their pursuit of an alternate transaction for the acquisition of the Company.
(c) Sillerman has not effected any transaction in the Common Stock of the Issuer during the past 60 days.
(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Sillerman.
(e) Not applicable.

CUSIP No. 12562M106	Page 8 of 13
Capital Holdings
(a) Capital Holdings beneficially owns directly 2,556,392 shares of Common Stock, which in the aggregate represents approximately 2.6% of the Common Stock of the Issuer based on 97,443,180 shares of Common Stock of CKX, Inc. outstanding on August 7, 2008.
(b) Capital Holdings has shared voting power and shared dispositive power with respect to 2,556,392 shares of Common Stock.
(c) Capital Holdings has not effected any transaction in the Common Stock of the Issuer during the past 60 days.
(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Capital Holdings.
(e) Not applicable.
Fuller
(a) Fuller beneficially owns directly 1,707,315 shares of Common Stock which represents approximately 1.8% of the Common Stock of the Issuer based on 97,443,180 shares of Common Stock of CKX, Inc. outstanding on August 7, 2008. Fuller is a shareholder, director and officer of Parent. The shares of Common Stock beneficially owned by Fuller no longer include 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of the Company that were subject to the Option Agreement with Promenade. The Option Agreement provided the Parent and Messrs. Sillerman and Fuller with an option to buy 1,491,817 shares of Series B Convertible Preferred Stock of the Company. The Option Agreement was entered into in connection with the execution of the Merger Agreement. Subsequently, the Merger Agreement was terminated, and the Option Agreement has also terminated. The Parent and Messrs. Sillerman and Fuller are continuing to negotiate with Promenade to enter into a similar agreement as the Option Agreement in connection with their pursuit of an alternate transaction for the acquisition of the Company.
(b) Fuller has sole voting power and sole dispositive power with respect to 1,707,315 shares of Common Stock. The shares of Common Stock beneficially owned by Fuller no longer include 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of the Company that were subject to the Option Agreement with Promenade. The Option Agreement provided the Parent and Messrs. Sillerman and Fuller with an option to buy 1,491,817 shares of Series B Convertible Preferred Stock of the Company. The Option Agreement was entered into in connection with the execution of the Merger Agreement. Subsequently, the Merger Agreement was terminated, and the Option Agreement has also terminated. The Parent and Messrs. Sillerman and Fuller are continuing to negotiate with Promenade to enter into a similar agreement as the Option Agreement in connection with their pursuit of an alternate transaction for the acquisition of the Company.
(c) Fuller has not effected any transaction in the Common Stock of the Issuer during the past 60 days.
(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Fuller.
(e) Not applicable.
Parent
(a) Parent does not beneficially own any shares of Common Stock. The Parent’s beneficial ownership no longer includes 1,491,817 shares of Series B Convertible Preferred Stock of the Company that were subject to the Option Agreement with Promenade. The Option Agreement provided the Parent and Messrs. Sillerman and Fuller with an option to buy 1,491,817 shares of Series B Convertible Preferred Stock of the Company. The Option Agreement was entered into in connection with the execution of the Merger Agreement. Subsequently, the Merger Agreement was terminated, and the Option Agreement has also terminated. The Parent and Messrs. Sillerman and Fuller are continuing to negotiate with Promenade to enter into a similar agreement as the Option Agreement in connection with their pursuit of an alternate transaction for the acquisition of the Company.

CUSIP No. 12562M106	Page 9 of 13
(b) Not applicable. The Parent’s beneficial ownership no longer includes 1,491,817 shares of Series B Convertible Preferred Stock of the Company that were subject to the Option Agreement with Promenade. The Option Agreement provided the Parent and Messrs. Sillerman and Fuller with an option to buy 1,491,817 shares of Series B Convertible Preferred Stock of the Company. The Option Agreement was entered into in connection with the execution of the Merger Agreement. Subsequently, the Merger Agreement was terminated, and the Option Agreement has also terminated. The Parent and Messrs. Sillerman and Fuller are continuing to negotiate with Promenade to enter into a similar agreement as the Option Agreement in connection with their pursuit of an alternate transaction for the acquisition of the Company.
(c) Parent has not effected any transaction in the Common Stock of the Issuer during the past 60 days.
(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Parent.
(e) Not applicable.
Sillerman disclaims beneficial ownership of all shares of Common Stock held of record by Fuller. Mr. Sillerman resigned as a director of Tomorrow on July 15, 2008. Accordingly, any shares of Common Stock beneficially owned by Tomorrow from and after such date are no longer referenced herein. Sillerman, by reporting beneficial ownership of the 1,000,000 shares of Common Stock owned of record by his wife, Laura Baudo Sillerman, does not admit that he is a beneficial owner for any other purpose.
Fuller disclaims beneficial ownership of (i) all shares of Common Stock held of record by Sillerman and (ii) all shares of Common Sock held of record by Capital Holdings.
Except as disclosed in this Item 5 and Item 4, as of the date hereof, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of Capital Holdings and of each of the persons who controls each such general partner set forth in this Item 5, beneficially owns or has the right to acquire any Common Stock.
By virtue of the relationships among the Reporting Persons, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act, and each Reporting Person may therefore be deemed to have beneficial ownership of all Common Shares beneficially owned by each of the Reporting Persons. Neither the filing of this Schedule 13D, any amendment hereto, nor any of their respective contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares of any other Reporting Person referred to herein, or is a member of any “group” within the meaning of Section 13(d) of the Act or for any other purpose. Each Reporting Person also disclaims any pecuniary interest in the Common Shares beneficially owned by any other Reporting Person.
Except as described herein and as previously described in this Item 5 and in Item 4 above, no transactions in Common Stock have been effected by the Reporting Persons during the last 60 days.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of Amendment No. 6 is hereby amended and supplemented with the following disclosure:
Item 4 contains a description of the termination letter and such information is incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 of Amendment No. 6 is amended and restated in its entirety as follows:

CUSIP No. 12562M106	Page 10 of 13

Exhibit 1	Joint Filing Agreement between RFX and Sillerman, dated December 23, 2004. (1)

Exhibit 2	Joint Filing Agreement between Sillerman, the Partnership, Tytel and Slater, dated February 7, 2005. (2)

Exhibit 3	Purchase Agreement, dated as of December 15, 2004, by and among the Issuer, RFX and the Principal Stockholders. (2)

Exhibit 3	Amendment to Purchase Agreement, dated as of February 7, 2005, by and among the Issuer, RFX and the Principal Stockholders. (2)

Exhibit 4	Stock Purchase Agreement, dated as of December 15, 2004, by and among RFX and the Principal Stockholders. (2)

Exhibit 5	Amendment to Stock Purchase Agreement, dated as of February 7, 2005, by and among RFX and the Principal Stockholders. (2)

Exhibit 6	Contribution and Exchange Agreement, dated as of December 15, 2004, between the Issuer, The Promenade Trust and RFX. (2)

Exhibit 7	Amendment to the Contribution and Exchange Agreement, dated as of February 7, 2005, between the Issuer, The Promenade Trust and RFX. (2)

Exhibit 8	Form of Common Stock Purchase Warrant, dated as of February 7, 2005, issued to the Reporting Persons. (2)

Exhibit 9	Stock Pledge Agreement, dated as of February 7, 2005, by and among RFX, Ronald S. Boreta, John Boreta and Boreta Enterprises, Ltd. (2)

Exhibit 10	Power of Attorney from Sillerman. (2)

Exhibit 11	Power of Attorney from the Partnership. (2)

Exhibit 12	Power of Attorney from Slater. (2)

Exhibit 13	Power of Attorney from Benson. (2)

Exhibit 14	Joint Filing Agreement between Sillerman and the Partnership, dated January 4, 2006. (3)

Exhibit 15	Joint Filing Agreement and Power of Attorney between Sillerman, the Partnership, Capital Holdings and Fuller, dated as of June 5, 2006. (4)

Exhibit 16	Agreement and Plan of Merger, dated as of June 1, 2007, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (4)

Exhibit 17	Management Cooperation Agreement, dated as of June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I thereto. (4)

Exhibit 18	Membership Interest Purchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., and Flag Luxury Properties, LLC. (4)

Exhibit 19	Repurchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., Flag Luxury Properties LLC, Robert F.X. Sillerman, Brett Torino and Paul C. Kanavos. (4)

Exhibit 20	Consent and Agreement to Joint Filing. (5)

Exhibit 21	Letter Agreement, dated June 1, 2007, between 19X, Inc. and the Promenade Trust. (5)

Exhibit 22	Letter Agreement, dated June 1, 2007, between 19X, Inc., Simon Robert Fuller and Robert F.X. Sillerman. (5)

CUSIP No. 12562M106	Page 11 of 13

Exhibit 23	Equity Derivatives Letter Agreement, dated July 18, 2007, between the Tomorrow Foundation and Bear, Stearns International Limited regarding the forward sale of 3,000,000 shares of Common Stock. (5)

Exhibit 24	Equity Derivatives Letter Agreement, dated July 18, 2007, between the Tomorrow Foundation and Bear, Stearns International Limited regarding a put with respect to 3,000,000 shares of Common Stock. (5)

Exhibit 25	Guaranty, dated as of July 18, 2007, by Robert F.X. Sillerman in favor of Bear, Sterns International Limited. (5)

Exhibit 26	Amendment, dated July 18, 2007, to the Management Cooperation Agreement, dated June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I to the Management Cooperation Agreement. (5)

Exhibit 27	Debt Commitment and Engagement Letter, dated November 7, 2007 from Credit Suisse, Credit Suisse Securities (USA) LLC, Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc., addressed to 19X, Inc. (the “Debt Commitment and Engagement Letter”) (6)

Exhibit 28	Sillerman Commitment Letter, dated November 7, 2007 from Robert F.X. Sillerman, addressed to 19X, Inc. (the “Sillerman Commitment Letter”). (6)

Exhibit 29	Huff Letter, dated November 6, 2007 from The Huff Alternative Fund, L.P. and The Huff Alternative Parallel Fund, L.P., addressed to Robert F.X. Sillerman and 19X, Inc. (the “Huff Letter”). (6)

Exhibit 30	Amendment No. 1, dated as of August 1, 2007, to Agreement and Plan of Merger, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Annex B of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008).

Exhibit 31	Amendment No. 2, dated as of September 27, 2007, to Agreement and Plan of Merger, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Annex C of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008).

Exhibit 32	Amendment No. 3, dated as of January 23, 2008, to Agreement and Plan of Merger, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Annex D of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008).

Exhibit 33	Amendment No. 4, dated as of May 27, 2008, to Agreement and Plan of Merger, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Annex E of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008).

Exhibit 34	Amendment No. 2, dated as of September 27, 2007, to the Management Cooperation Agreement, dated June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I to the Management Cooperation Agreement (incorporated herein by reference to Annex J of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008).

Exhibit 35	Amendment No. 3, dated May 27, 2008, to the Management Cooperation Agreement, dated June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I to the Management Cooperation Agreement (incorporated herein by reference to Annex K of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008).

Exhibit 36	Letter, dated May 12, 2008, amending the Debt Commitment and Engagement Letter (incorporated herein by reference to Exhibit (b)(ii) of CKX, Inc.’s Schedule 13E-3, filed with the Securities and Exchange Commission on May 27, 2008).

Exhibit 37	Letter, dated May 12, 2008, amending the Sillerman Commitment Letter (incorporated herein by reference to Exhibit (d)(11) of CKX, Inc.’s Schedule 13E-3, filed with the Securities and Exchange Commission on May 27, 2008).

Exhibit 38	Letter, dated May 27, 2008, amending the Huff Letter. (7)

Exhibit 39	Termination Letter, dated November 1, 2008.

(1)	Previously filed with the SEC with the Original 13D.

(2)	Previously filed with the SEC with Amendment No. 1.

(3)	Previously filed with the SEC with Amendment No. 2.

(4)	Previously filed with the SEC with Amendment No. 3.

(5)	Previously filed with the SEC with Amendment No. 4.

(6)	Previously filed with the SEC with Amendment No. 5.

(7)	Previously filed with the SEC with Amendment No. 6.

CUSIP No. 12562M106	Page 12 of 13
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERT F.X. SILLERMAN

Date: November 6, 2008	/s/ Robert F.X. Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P.

/s/ Robert F.X. Sillerman

Date: November 6, 2008	By: Robert F.X. Sillerman, as President of Sillerman
Capital Holding, Inc.
Its: General Partner

SIMON FULLER

Date: November 6, 2008	/s/ Simon Fuller

19X, INC.

/s/ Robert F.X. Sillerman

Date: November 6, 2008	By: Robert F.X. Sillerman
Its: President

CUSIP No. 12562M106	Page 13 of 13

Exhibit 1	Joint Filing Agreement between RFX and Sillerman, dated December 23, 2004. (1)

Exhibit 2	Joint Filing Agreement between Sillerman, the Partnership, Tytel and Slater, dated February 7, 2005. (2)

Exhibit 3	Purchase Agreement, dated as of December 15, 2004, by and among the Issuer, RFX and the Principal Stockholders. (2)

Exhibit 3	Amendment to Purchase Agreement, dated as of February 7, 2005, by and among the Issuer, RFX and the Principal Stockholders. (2)

Exhibit 4	Stock Purchase Agreement, dated as of December 15, 2004, by and among RFX and the Principal Stockholders. (2)

Exhibit 5	Amendment to Stock Purchase Agreement, dated as of February 7, 2005, by and among RFX and the Principal Stockholders. (2)

Exhibit 6	Contribution and Exchange Agreement, dated as of December 15, 2004, between the Issuer, The Promenade Trust and RFX. (2)

Exhibit 7	Amendment to the Contribution and Exchange Agreement, dated as of February 7, 2005, between the Issuer, The Promenade Trust and RFX. (2)

Exhibit 8	Form of Common Stock Purchase Warrant, dated as of February 7, 2005, issued to the Reporting Persons. (2)

Exhibit 9	Stock Pledge Agreement, dated as of February 7, 2005, by and among RFX, Ronald S. Boreta, John Boreta and Boreta Enterprises, Ltd. (2)

Exhibit 10	Power of Attorney from Sillerman. (2)

Exhibit 11	Power of Attorney from the Partnership. (2)

Exhibit 12	Power of Attorney from Slater. (2)

Exhibit 13	Power of Attorney from Benson. (2)

Exhibit 14	Joint Filing Agreement between Sillerman and the Partnership, dated January 4, 2006. (3)

Exhibit 15	Joint Filing Agreement and Power of Attorney between Sillerman, the Partnership, Capital Holdings and Fuller, dated as of June 5, 2006. (4)

Exhibit 16	Agreement and Plan of Merger, dated as of June 1, 2007, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (4)

Exhibit 17	Management Cooperation Agreement, dated as of June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I thereto. (4)

Exhibit 18	Membership Interest Purchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., and Flag Luxury Properties, LLC. (4)

Exhibit 19	Repurchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., Flag Luxury Properties LLC, Robert F.X. Sillerman, Brett Torino and Paul C. Kanavos. (4)

Exhibit 20	Consent and Agreement to Joint Filing. (5)

Exhibit 21	Letter Agreement, dated June 1, 2007, between 19X, Inc. and the Promenade Trust. (5)

Exhibit 22	Letter Agreement, dated June 1, 2007, between 19X, Inc., Simon Robert Fuller and Robert F.X. Sillerman. (5)

CUSIP No. 12562M106

Exhibit 23	Equity Derivatives Letter Agreement, dated July 18, 2007, between the Tomorrow Foundation and Bear, Stearns International Limited regarding the forward sale of 3,000,000 shares of Common Stock. (5)

Exhibit 24	Equity Derivatives Letter Agreement, dated July 18, 2007, between the Tomorrow Foundation and Bear, Stearns International Limited regarding a put with respect to 3,000,000 shares of Common Stock. (5)

Exhibit 25	Guaranty, dated as of July 18, 2007, by Robert F.X. Sillerman in favor of Bear, Sterns International Limited. (5)

Exhibit 26	Amendment, dated July 18, 2007, to the Management Cooperation Agreement, dated June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I to the Management Cooperation Agreement. (5)

Exhibit 27	Debt Commitment and Engagement Letter, dated November 7, 2007 from Credit Suisse, Credit Suisse Securities (USA) LLC, Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc., addressed to 19X, Inc. (the “Debt Commitment and Engagement Letter”) (6)

Exhibit 28	Sillerman Commitment Letter, dated November 7, 2007 from Robert F.X. Sillerman, addressed to 19X, Inc. (the “Sillerman Commitment Letter”). (6)

Exhibit 29	Huff Letter, dated November 6, 2007 from The Huff Alternative Fund, L.P. and The Huff Alternative Parallel Fund, L.P., addressed to Robert F.X. Sillerman and 19X, Inc. (the “Huff Letter”). (6)

Exhibit 30	Amendment No. 1, dated as of August 1, 2007, to Agreement and Plan of Merger, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Annex B of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008).

Exhibit 31	Amendment No. 2, dated as of September 27, 2007, to Agreement and Plan of Merger, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Annex C of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008).

Exhibit 32	Amendment No. 3, dated as of January 23, 2008, to Agreement and Plan of Merger, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Annex D of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008).

Exhibit 33	Amendment No. 4, dated as of May 27, 2008, to Agreement and Plan of Merger, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Annex E of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008).

Exhibit 34	Amendment No. 2, dated as of September 27, 2007, to the Management Cooperation Agreement, dated June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I to the Management Cooperation Agreement (incorporated herein by reference to Annex J of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008).

Exhibit 35	Amendment No. 3, dated May 27, 2008, to the Management Cooperation Agreement, dated June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I to the Management Cooperation Agreement (incorporated herein by reference to Annex K of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008).

Exhibit 36	Letter, dated May 12, 2008, amending the Debt Commitment and Engagement Letter (incorporated herein by reference to Exhibit (b)(ii) of CKX, Inc.’s Schedule 13E-3, filed with the Securities and Exchange Commission on May 27, 2008).

Exhibit 37	Letter, dated May 12, 2008, amending the Sillerman Commitment Letter (incorporated herein by reference to Exhibit (d)(11) of CKX, Inc.’s Schedule 13E-3, filed with the Securities and Exchange Commission on May 27, 2008).

Exhibit 38	Letter, dated May 27, 2008, amending the Huff Letter. (7)

Exhibit 39	Termination Letter, dated November 1, 2008.

(1)	Previously filed with the SEC with the Original 13D.

(2)	Previously filed with the SEC with Amendment No. 1.

(3)	Previously filed with the SEC with Amendment No. 2.

(4)	Previously filed with the SEC with Amendment No. 3.

(5)	Previously filed with the SEC with Amendment No. 4.

(6)	Previously filed with the SEC with Amendment No. 5.

(7)	Previously filed with the SEC with Amendment No. 6.